VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ethan Horowitz

Re:	HDIMAX MEDIA, Inc.
Current Report on Form 8-K Filed November 26, 2014
File No. 002-75313

Dear Mr. Horowitz:

Zonzia Media, Inc. (formerly HDIMAX Media, Inc.; “we,” the “Issuer” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated December 22, 2014 regarding the above referenced document.

The Staff’s comments, indicated in bold, are followed by the Company’s responses.

Form 8-K filed on November 26, 2014

Exhibit 99.2 -Consolidated Pro Forma Financial Information

1. We note your presentation of pro forma financial statements as of and for the period ended November 21, 2014. Please revise to present pro forma financial statements for the reporting periods required by Rule 11-02(c) of Regulation S-X.

Response:

We have amended the consolidated pro forma financial information reporting periods as required by Rule 11-02(c) of Regulation S-X to be reflective as of and for the period ended September 30, 2014.

Pro Forma Consolidated Balance Sheet, page 2

2. Disclosure in your filing states that the business combination between HDIMAX, Inc. and Indigo-Energy, Inc. is a reverse acquisition with HDIMAX, Inc. as the accounting acquirer. With reference to the relevant authoritative guidance, please explain your basis for the pro forma adjustment to the intangible assets held by HDIMAX, Inc. prior to the acquisition or revise your disclosure to remove this pro forma adjustment.

We have amended our consolidated pro forma financial information to be reflective of the views of the Staff of the Securities and Exchange Commission which considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company (HDIMAX, Inc.) for the net monetary assets of the shell corporation accompanied by a recapitalization.

This amendment primarily gives effect to the reversal of previously recognized intangible assets of approximately $18.2 million.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned’s accounting consultant, Marty Weigel at (775) 827-2312 extension 101 or its outside counsel, Lance McKinlay, at (949) 596-7995. We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s:/ Myles A. Pressey III